NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 5, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 13, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. CorTS Trust II For BellSouth Debentures, announced on February 12, 2007, its intention to seek approval from the New York Stock Exchange (the 'Exchange') and the Securities and Exchange Commission (the 'Commission') to terminate and strike from listing and registration on the Exchange the CorTS Trust II For BellSouth Debentures, Corporate-Backed Trust Securities (CorTS) Certificates. On January 9, 2007, the Exchange filed with Commission a notice that it has complied with its rules to strike all classes of bonds of BellSouth Corporation and / or its predecessor or co-obligor subsidiaries BellSouth Telecommunications, Inc. and BellSouth Capital Funding Corporation from listing and registration on the Exchange. The Exchange subsequently delisted such securities and on January 24, 2007, BellSouth Telecommunications, Inc. filed a Form 15 with the Commission to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended. As a result of such termination of reporting by BellSouth Corporation and BellSouth Telecommunications, Inc., it will not be possible to continue the listing of the CorTS Certificates identified above on the Exchange. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 13, 2007.